March    , 2015

BY EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F. St., N.E.
Washington, D.C. 20549-7010

Re:	LodgeCap, Inc. Registration Statement on Form S-11 Originally Filed May 26, 2011, and all Amendments thereto File No. 333-174533

Ladies & Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), LodgeCap, Inc., formerly known as Medical Hospitality Group, Inc. (the “Registrant”), hereby requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal, effective as of the date hereof or at the earliest practicable date hereafter, of its Registration Statement on Form S-11 (File No. 333-174533), together with all exhibits and amendments thereto (collectively, the “Registration Statement”). The Registration Statement on Form S-11 was originally filed with the Commission on May 26, 2011.

The Registrant is seeking withdrawal of the Registration Statement because of unfavorable market conditions and believes that the withdrawal of the Registration Statement is consistent with the public interest and the protection of investors, in accordance with paragraph (a) of Rule 477 of the Securities Act. The Registrant confirms that no securities have been distributed, issued or sold pursuant to the Registration Statement or the prospectus contained therein.

The Registrant requests that, in accordance with Rule 457(p) under the Securities Act, all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use.

Please send a copy of the written order granting withdrawal of the Registration Statement via e-mail to the same persons as the staff has on file for the sending of all comment letters or to the undersigned at the address set forth in the Registration Statement.

Should you have any questions regarding this matter, please contact the undersigned at (214) 618-8828 or David Lange of Locke Lord LLP, at (214) 740-8468.

Sincerely,

/s/ Billy L. Brown
Billy L. Brown
Chief Executive Officer